UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 16, 2016



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

The Company's Annual Meeting of Shareholders was held on June 16, 2016. The following items were voted on by shareholders and listed below are the final voting results:

1. The shareholders elected the following individuals to the Board of Directors:

Director Nominee	Votes For	Votes Against	Abstain	Broker Non-Votes
Arnold S. Barron	208,346,696	1,046,053	101,333	10,627,105
Gregory M. Bridgeford	209,151,974	239,529	102,579	10,627,105
Macon F. Brock, Jr.	209,964,211	2,429,029	100,842	10,627,105
Mary Anne Citrino	207,170,875	2,221,487	101,720	10,627,105
H. Ray Compton	202,141,321	7,215,857	100,904	10,627,105
Conrad M. Hall	208,330,080	1,062,319	101,683	10,627,105
Lemuel E. Lewis	209,064,592	328,310	101,180	10,627,105
Bob Sasser	208,047,580	1,344,696	101,806	10,627,105
Thomas A. Saunders III	202,198,561	7,155,625	139,896	10,627,105
Thomas E. Whiddon	207,307,865	2,083,633	102,584	10,627,105
Carl P. Zeithaml	208,340,666	1,053,080	100,336	10,627,105

2. The shareholders approved, on an advisory basis, the compensation of the named executive officers disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion set forth in the Proxy Statement filed on May 9, 2016.

Votes For	204,293,864
Votes Against	4,105,014
Abstain	1,095,204
Broker Non-Votes	10,627,105

3. The shareholders ratified the appointment, by the Audit Committee, of KPMG LLP as Dollar Tree, Inc.'s Independent Registered Public Accounting firm for 2016.

Votes For	218,222,604
Votes Against	1,800,614
Abstain	97,969

4. The shareholders approved an amendment to the Omnibus Incentive Plan that was adopted by the Compensation Committee on March 9, 2016 and re-approved the material terms of the performance goals under the Omnibus Incentive Plan.

Votes For	199,667,105
Votes Against	9,625,188
Abstain	201,789
Broker Non-Votes	10,627,105

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the

Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

<center>**DOLLAR TREE, INC.**</center>

Date: June 20, 2016   By: /s/ Kevin S. Wampler

                                        Kevin S. Wampler
                                        Chief Financial Officer